UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE:

Equity Transfer Agreement

On February 28, 2024, Farmmi International Limited (“Farmmi International” or the “Buyer”), a wholly-owned subsidiary of Farmmi, Inc. (the “Company”), entered into an equity transfer agreement with MALONG LIMITED, a Hong Kong company (the “Seller”) to acquire a 45% equity of EWAYFOREST GROUP LIMITED (the “Target”), a Hong Kong company and a wholly owned subsidiary of the Seller. The Target owns 100% of the equity of Lishui Ganglisen Enterprise Management Co., Ltd, a Chinese company, which in turn owns 100% of the equity of Lishui Senbo Forestry Co., Ltd, a Chinese company (“Senbo Forestry”). Senbo Forestry is engaged in forestry management, improvement, planting and product sales. The Target had an appraised value of approximately RMB1.6 billion (approximately $220.2 million) as of December 31, 2024 based on an asset appraisal report issued by an independent third party appraisal firm.

Pursuant to the agreement, Farmmi International would pay a total purchase price of RMB723,324,150 ($99,085,500) for 45% of the Target’s equity (the “Equity”). The parties agreed that the Buyer would pay $35 million in cash and $35 million in the form of accounts receivable by March 31, 2025, with the remaining purchase price of $29,085,500 to be settled by September 2025. The parties further agreed the date on which the Seller receives the first installment of the purchase price shall be deemed the closing date of the transaction. Within one month after receiving the first installment of the purchase price, the Seller shall complete the procedures for amending the Target’s articles of association and transferring the Equity. The Target is also required to have a two-member board of directors with one director appointed by each of the Buyer and the Seller. The agreement contains customary representations, warranties and covenants of the Buyer and the Seller, and is subject to certain customary closing conditions.

Exchange Agreement

As previously reported, on July 30, 2024, the Company issued to Atlas Sciences, LLC, a Utah limited liability company (the “Lender”) an unsecured promissory note in the original principal amount of $5,355,000.00 (the “Original Note”) pursuant to a note purchase agreement entered into on July 30, 2024 between the Lender and the Company.

On January 31, 2025, the Company and the Lender entered into an exchange agreement, pursuant to which the parties agreed to: (i) partition a new Promissory Note in the form of the Original Note (the “Partitioned Note”) in the original principal amount of $100,000.00 (the “Exchange Amount”) from the Original Note; (ii) cause the outstanding balance of the Original Note to be reduced by an amount equal to the Exchange Amount; and (iii) exchange the Partitioned Note for 480,769 ordinary shares, par value $0.20, of the Company (the “Exchange Shares”). The issuance of the Exchange Shares pursuant to the Exchange Agreement was not registered under the Securities Act of 1933, as amended (the “Securities Act”), and was effected pursuant to the exemption provided in Section 3(a)(9) under the Securities Act.

The foregoing descriptions of the Equity Transfer Agreement and the Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are attached hereto as Exhibits 10.1 and 10.2 to this Report on Form 6-K and are incorporated herein by reference.

Exhibit Number	Description of Exhibit
10.1	Equity Transfer Agreement dated February 28, 2025, by and between Farmmi International Limited and Malong Limited
10.2	Exchange Agreement dated January 31, 2025, by and between Atlas Sciences, LLC and Farmmi, Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: March 6, 2025	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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